2829 Townsgate Road Suite 350 Westlake Village, CA 9361-5693 Main: 805.981.8655 Fax: 805.981.8663

VIA EDGAR AND OVERNIGHT MAIL

June 11, 2012

Sonia Gupta Barros

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LTC Properties, Inc.
Form 10-K for the year ended December 31, 2011
Filed on February 27, 2012
File No. 001-11314

Dear Ms. Barros:

This letter responds to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter to LTC Properties, Inc. (“LTC” or the “Company”) dated May 25, 2012.  Set forth below in italics are each of the comments in the Staff’s letter.  Immediately following each of the Staff’s comments is LTC’s response to that comment.  For convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.                                       Please include funds from operations in your future Exchange Act periodic reports.  We may have further comment.

In the Management’s Discussion and Analysis section of future Exchange Act periodic reports, LTC will include funds from operations.  LTC acknowledges that funds from operations, as a non-GAAP financial measure, is subject to Item 10 of Regulation S-K.

2.                                       Please advise us whether management views net operating income and/or same property net operating income as key performance indicators.  We may have further comment.

Each property that LTC owns is subject to a triple net lease which requires the lessee to pay all taxes, insurance, maintenance and repairs, capital and non-capital expenditures and other costs necessary in the operations of the facilities.  As a result of this lease structure, LTC does not incur operating expenses directly related to its owned properties.  Accordingly, LTC management does not view net operating income and/or same property net operating income as key performance indicators.  In addition, net operating income and/or same property net operating income are not measures that LTC regularly includes in its earnings information, supplemental data, or investor presentations.

3.                                       We note you indicate you have triple net leases.  In future Exchange Act periodic reports, please describe how you monitor tenant credit quality and identify any material changes in quality.

LTC believes its Exchange Act periodic reports adequately describe how it monitors operator (i.e., tenant) credit quality.  For example, in the Management’s Discussion and Analysis section on page 33 of the Annual Report on Form 10-K for the year ended December 31, 2011, LTC discloses that “[o]ur monitoring process includes periodic review of financial statements for each facility, periodic review of operator credit, scheduled property inspections and review of covenant compliance relating to real estate taxes and insurance” and “[s]ome operating leases and loans are credit enhanced by guaranties and/or letters of credit.”  In future Exchange Act periodic reports, LTC will enhance, to the extent material, the description of how it monitors tenant credit quality and will identify any material changes in quality.

Part I.

Item 1. Business, page 2

4.                                       We note your disclosure on page 5 where you identify operators which accounted for more than 10% of your 2011 rental income revenues.  In future Exchange Act periodic reports, please identify tenants which account for 5% or more of your revenue.

In identifying operators in the Business section of its Annual Report on Form 10-K, LTC refers to the disclosure threshold in Item 101(c)(1)(vii) of Regulation S-K relating to the name of any customer that accounts for 10% or more of a registrant’s revenues.  Accordingly, LTC believes that a 10% threshold is adequate for identifying operators in its Exchange Act periodic reports.  For interested shareholders and members of the investment community, however, LTC regularly furnishes in its publicly-available Supplemental Operating and Financial Data the identities of its top ten operators, which typically includes those who account for 5% or more (and even less) of LTC’s revenues.

Item 2. Properties, page 9

5.                                       In future Exchange Act periodic reports, please include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

In the Properties section of future Annual Reports on Form 10-K, LTC will include a schedule of lease expirations for each of the next ten years reflecting the information in parts (i), (iii), and (iv) of the Staff’s comment.  With respect to part (ii), LTC believes that square footage is not a meaningful measure to understand LTC’s portfolio of properties.  LTC management does not track or analyze its properties in terms of square footage.  In almost every instance, each property that LTC owns is 100% leased to a single operator.  This is in contrast to a commercial property where multiple tenants occupy varying square footage of the property.  As a result, LTC believes that its portfolio is adequately understood in terms of the number of operators, which is reflected in part (i) of the Staff’s comment.  In response to part (ii) of the Staff’s comment, however, LTC will include in the schedule of lease expirations the number of beds or units relating to senior housing and long term healthcare properties.  Unlike square footage, the number of units or beds is meaningful to understanding LTC’s properties and LTC does publicly disclose various measures based upon the number of units or beds, including in its Exchange Act periodic reports.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 32

6.                                       In future Exchange Act periodic reports, please compare new rents on renewed leases to prior rents.

In the Management’s Discussion and Analysis section of future Exchange Act periodic reports, LTC will compare new rents on renewed leases to prior rents.

7.                                       In future Exchange Act periodic reports, please disclose historical same property occupancy trends.  Please also accompany this disclosure with same property average rent trends, as adjusted to reflect the impact of tenant expense reimbursements and tenant concessions, such as free rent.

Because nearly every property that LTC owns is 100% leased to a single operator and subject to a triple net lease, LTC believes that occupancy trends of the operator are not relevant to understanding LTC’s financial condition or operating results.  Leases with operators do not include provisions contingent upon occupancy level, and lease payments are due regardless of occupancy level.  Although LTC does have access to operator-provided occupancy information, LTC does not audit or otherwise independently verify this occupancy information.  For interested shareholders and members of the investment community, LTC does discuss operator-provided occupancy trends (specifically accompanied with a caveat about the reliability of the information) as part of its quarterly earnings call.  LTC believes that the operators’ occupancy trends, given the type of LTC’s leases and nature of operator-provided information, is more suitable for discussion in publicly-available earnings calls rather than Exchange Act periodic reports.  In addition, LTC typically does not provide for significant operator expense reimbursements or concessions.

8.                                       In future Exchange Act periodic reports, please expand your disclosure of your leasing activities, including a discussion of the volume of new or renewed leases with average rents or yields, as applicable. Include the impact of tenant improvement costs and leasing commissions.  Please also provide this information on a per square foot basis.

LTC believes its Exchange Act periodic reports already disclose adequate information about leasing activities consistent with the Staff’s comment.  In particular, the Management’s Discussion and Analysis section on page 34 of the Annual Report on Form 10-K for the year ended December 31, 2011 provides a table summarizing LTC’s acquisitions, including renewal options and yields.  The table also includes capital commitments and transaction costs, which are comparable to the tenant improvement costs and leasing commissions referenced in the Staff’s comment.  The table further includes the number of units or beds, which (as discussed in response to comment 5 above) LTC believes is more meaningful than the square footage referenced in the Staff’s comment.

Balance Sheet Metrics, pages 37 – 39

9.                                       We note that for EBITDA purposes you subtract gain on sale of assets, net from net income.  It is not clear how this adjustment is consistent with the standard definition of EBITDA.  Please clarify and/or revise future periodic filings to label this measure as “Modified” or “Adjusted” EBITDA.

In future periodic filings, LTC will label the measure referenced in the Staff’s comment as “Modified” or “Adjusted” EBITDA.

Contractual Obligations, page 47

10.                                 We note your contractual obligations table excludes the effects of interest.  In future periodic filings please include disclosure that discuss your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary.  Reference is made to footnote 46 of SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations”

In future periodic filings, LTC will supplement its contractual obligations table with additional information discussing cash requirements for interest on debt obligations.

Financial Statements and Notes

Note 2 — Summary of Significant Accounting Policies

Owned Properties, page 57

11.                                 Please disclose your capitalization policy.  Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses.  In addition, please disclose the periods of capitalization including a discussion of when the capitalization period ends.  To the extent material, please separately disclose and discuss the amounts related to interest and salaries capitalized.  Lastly, on your statement of cash flows, please separately disclose the amounts related to development and capital improvements separately from cash used to acquire properties.

In the Statement of Cash Flows to the consolidated financial statements and the Note containing the summary of significant accounting policies in future Annual Reports on Form 10-K, LTC will expand its disclosure of capitalization amounts and accounting policy as referenced in the Staff’s comment.  LTC capitalizes costs directly related to the development of properties.  These capitalized costs include interest and other project costs incurred during the period of development.  During the year ended December 31, 2011, LTC had a single property under development representing approximately 0.1% of LTC’s investments in owned properties.

12.                                 We note you allocate a portion of your purchase price to acquired lease intangibles.  Please tell us and expand your disclosure in future periodic filings to discuss your accounting policy for above and below market leases.  For below market leases, please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.  Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

As a matter of practice, LTC historically has not acquired properties governed by an existing lease.  As it relates to our acquisitions over the past three years, LTC has entered into a new lease upon acquiring a property.  Accordingly, LTC does not believe its significant accounting policies should reflect a discussion of above and below market leases.  The acquired lease intangibles referenced in the Staff’s comment relates to Accounting Standard Codification 805, Business Combinations.  Specifically, it reflects the estimated value of leases related to the cost to obtain an operator and an estimated value of the absorption period to reflect the value of the rent and recovery costs foregone during a reasonable lease-up period as if the acquired property was vacant.  In the Note containing the summary of significant accounting policies in future Annual Reports on Form 10-K, LTC will clarify the nature of its acquired lease intangibles.

Schedule III — Real Estate and Accumulated Depreciation, pages 84 – 88

13.                                 In future periodic filings please provide the aggregate cost for Federal income tax purposes.  Refer to endnote 6 contained within Rule 12-28 of Regulation S-X.

In Schedule III of future Annual Reports on Form 10-K, LTC will provide the aggregate cost for Federal income tax purposes.  This tax basis information previously has been disclosed in LTC’s audited consolidated financial statements, specifically in Note 2 on page 60 of the Annual Report on Form 10-K for the year ended December 31, 2011.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2012

Note 1 — General, page 7

14.                                 We note you have included all adjustments necessary for a fair presentation.  Please clarify whether all adjustments are normal recurring adjustments.  If so, please revise future filings to provide a statement to that effect.  If not, please describe in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

In future filings, LTC will clarify the nature of its adjustments necessary for a fair presentation, noting that the adjustments are normal and recurring in nature and describing in appropriate detail the nature and amount of any adjustments that are not to the extent material.

In connection with responding to the Staff’s comments, LTC acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments, please do not hesitate to contact me at (805) 981-8655.

Very truly yours,

/s/ Pamela Shelley-Kessler

Pamela Shelley-Kessler
Executive Vice President,
Chief Financial Officer and
Corporate Secretary

cc:     Wendy Simpson, Chief Executive Officer and President of LTC Properties, Inc.

Caroline Chikhale, Vice President, Controller and Treasurer of LTC Properties, Inc.